FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number : 1-15232

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75008 Paris-France

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Paris, August 2, 2005

Press release

Sustained First-Half 2005 Revenue Growth

Revenues:	EUR 20.2 billion
Organic growth:	+ 6%
Total growth:	+ 8%

At June 30, 2005, SUEZ revenues, prepared according to IFRS, showed an organic growth of +6.0%1. This performance confirms the Group’s good growth dynamics, at the high end of its stated objectives (average organic growth rate for 2004-2006 between 4% and 7%). First-half revenues were EUR 20.2 billion (versus EUR 18.7 billion at June 30, 2004)2.

Organic revenue growth, to which all of the Group’s business lines made significants contribution, was generated mainly by:

•	SUEZ Energy International (EUR 381 million), benefiting from the effects of a dynamic commercial development policy. Electricity sales volumes rose particularly in the United States (SERNA3) and in Brazil (Tractebel Energia). North America LNG’s activity increased thanks to the rise of sales at Cove Point (Maryland);

•	growth at SUEZ Energy Services resulting from commercial development at Fabricom (+EUR 223 million) and Elyo/Axima Services (+EUR 127 million);

•	increased wholesale electricity and natural gas sales in Europe (+EUR 143 million), achieved within the framework of optimization of the contract portfolio and production facilities, and in the context of higher electricity rates;

•	Environment activities (+EUR 199 million), recorded an organic growth of 4%, driven by the performance of Water in Europe (+EUR 68 million, or +4.5%), mainly thanks to Agbar and Water in France (+EUR 25 million, or 3.2%), as well as to the recovery of Waste Services in Europe during the second trimester.

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Total revenues grew by 8%. The Group generates 89% of its revenues in Europe and North America, with 79% from the European continent alone.

Growth in total revenues (+EUR 1,490 million) breaks down as follows:

•	organic growth (+EUR 1,140 million),

•	impact of natural gas price increases (+EUR 320 million),

•	changes in Group structure (+EUR 61 million),

•	exchange rate fluctuations (-EUR 31 million), primarily due to the US dollar (-EUR 89 million), and the Brazilian real (+EUR 39 million).

1.	See page 5 for a breakdown of organic revenue growth on a comparable basis.
2.	Revenue trend comparison based on proforma IFRS revenue figures for 2004 proforma IFRS. The reconciliation to reported revenue figures at June 30, 2004 is shown on page 6.
3.	Suez Energy Resources North America (ex T.E.S.I.)

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	June 30, 2005 reported -IFRS	June 30, 2005 IFRS(1)	Gross change	Organic growth (2)
SUEZ Energy Europe(3)	7,044.8	6,490.7	8.5%	3.1%
SUEZ Energy International(3)	2,777.6	2,406.6	15.4%	15.9%
SUEZ Energy Services	5,133.6	4,751.0	8.1%	7.3%
SUEZ Environment	5,270.7	5,088.8	3.6%	4.0%

TOTAL GROUP	20,226.7	18,737.1	8.0%	6.0%

(1)	See page 6 for the 2004 reported revenues restated under the IFRS format.
(2)	See page 5 for a breakdown of growth on a comparable basis.
(3)	In total, gas and electricity sales amounted to EUR 9,822.4 million, i.e. an organic growth of +6.5% of SUEZ Energy International and SUEZ Energy Europe

•	SUEZ ENERGY EUROPE

(in EUR millions)	June 30, 2005 reported	June 30, 2004 IFRS	Gross change	Organic growth
SUEZ Energy Europe	7,044.8	6,490.7	8.5%	3.1%

SUEZ Energy Europe’s activities grew by +8.5% to the end of June 2005. On a comparable basis, and excluding particularly the natural gas price effect (+EUR 252 million), revenues progressed by +EUR 212 million, with an organic growth of +3.1%. This organic growth is particularly sustained in electricity which benefited from higher rates tied to increased fuel prices.

•	Electricity

In terms of organic growth, electricity sales increased by +EUR 292 million, or +7.8%. By the end of 1st-half 2005, electricity sales reached 72.6 TWh, of which 33.3 TWh in Belgium (down by 2.5 TWh), 22.9 TWh outside Belgium (up by 1.4 TWh), and 16.4 TWh from the European wholesale market (an increase of 5.0 TWh).

•	In Belgium, total revenues decreased slightly (-1.7%). The impact of the deregulated Flanders electricity market (and, to a lesser extent, the impact of partial deregulation in Brussels and Wallonia since July 1, 2004) was almost entirely offset by rate increases, mainly due to increased fuel prices.

•	In the Netherlands, electricity sales in volume terms increased by +4.9% in an environment of generalized price increases.

•	In the rest of Europe, under the combined impact of newly signed industrial contracts (Berlin, Ford, Citiworks, etc.), the startup of the Torrevaldaglia (Italy) plant in March 2005, and higher prices, sales in Germany, Italy and France recorded organic increases of +23%, +18% and +15% respectively. CNR sales are not included as the company is accounted for under the equity method in SUEZ financial statements.

•	Wholesale sales achieved within the framework of the optimization, at the European level, of Electrabel production facilities and fuel contracts portfolio amounted to EUR 639 million at June 30, 2005, to be compared with EUR 434 million[4] at June 30, 2004 (16,406 GWh at June 30, 2005 compared with 11,364 GWh for June 30, 2004).

4.	Calculated according to IFRS.

•	Natural gas

•	Organic growth in non-Group sales by Distrigas increased +11.1% (+EUR 87 million) thanks to a dynamic commercial activity in France where 80 industrial sites are now being supplied, versus 7 during the first-half of 2004. Non-Group sales of natural gas in Belgium and Luxembourg were stable.

•	Electrabel natural gas sales outside the Group declined (-10%, or -EUR 113 million), due to the effects of deregulation in Flanders in 2003 and partial deregulation in Wallonia (from July 1, 2004), and to reduced sales on a wholesale basis, -EUR 62 million.

•	Other activities

Other activities, which mainly comprise invoicing of services, were down (- EUR 57 million).

•	SUEZ ENERGY INTERNATIONAL

(in EUR millions)	June 30, 2005 reported	June 30, 2004 IFRS	Gross change	Organic growth
SUEZ Energy International	2,777.6	2,406.6	15.4%	15.9%

Revenues at SUEZ Energy International grew by +15.9% (or +EUR 381 million) on a comparable structural, exchange rate and natural gas price basis.

This organic growth was particularly noticeable in the United States (increased sales to un-regulated customers and to LNG activity).

More specifically, this revenue growth was due to:

•	North America (+EUR 254 million) with:

•	the growth in sales of SUEZ LNG North America (+EUR 51 million), i.e. +15% in volume terms thanks in particular to sales at the Cove Point terminal and to non-recurring, opportunity sales to Spain;

•	the commercial success of SERNA (SUEZ Energy Resources North America5), via direct energy sales to industrial and commercial customers (+EUR 170 million).

•	Asia/Middle East (+EUR 75 million) with the February 2004 startup of the Baymina power station (770 MW) in Turkey (+EUR 30 million), increased sales of natural gas to South Korea (+EUR 20 million), and a fine operating performance by Glow (Thailand). Glow’s IPO, completed in April 2005, will have no impact on the Group’s revenues in 2005.

•	Latin America (+EUR 68 million), particularly in Brazil where sales increased by +EUR 41 million, especially due to the progressive replacement of initial contractual volumes by new bi-lateral contracts with distributors and industrial customers. Chile, Peru and Argentina continue to enjoy a favorable environment, both in terms of volumes and prices.

5.	Ex T.E.S.I.

•	SUEZ ENERGY SERVICES

(in EUR millions)	June 30, 2005 reported	June 30, 2004 IFRS	Gross change	Organic growth
SUEZ Energy Services	5,133.6	4,751.0	8.1%	7.3%

Organic growth of SUEZ Energy Services was +EUR 348 million (+7.3%):

•	Fabricom (+EUR 223 million) benefited from commercial successes, particularly at Ineo (+9.9%) through the ORRMA contract with the French Defense Ministry, and through HVAC activities (+8.7%).

•	Elyo/Axima Services businesses grew by 7% (+EUR 127 million), mainly as a result of business development in the Benelux (+EUR 16 million), France (+EUR 26 million), and Italy (+EUR 34 million). France also benefited from EUR 14 million in non-recurring income due in particular to rigorous weather conditions.

•	During the period under review, project engineering was stable (-0.7%).

•	SUEZ ENVIRONMENT

(in EUR millions)	June 30, 2005 reported	June 30, 2004 IFRS	Gross change	Organic growth
SUEZ ENVIRONMENT	5,270.7	5,088.8	3.6%	4.0%
Water Europe	1,660.0	1,513.8	9.7%	4.5%
Waste Services Europe	2,244.3	2,246.7	-0.1%	0.1%
Degrémont	424.1	368.7	15.0%	13.5%
International	942.3	959.6	-1.8%	9.1%

SUEZ Environment generated EUR 5.3 billion in revenues at June 30, 2005, versus EUR 5.1 billion during the first-half of 2004.

Organic growth came to +4%, or +EUR 199 million.

•	Water Europe activities recorded an increase of +4.5% (+EUR 68 million), mainly due to Agbar in Spain and to a strong growth in “sanitation and services” contracts in France (+EUR 25 million, or +3.2%) with signings of new waste water contracts and renewed service contracts.

•	Waste Services Europe is progressing in the U.K. (+EUR 14 million or +4.2%) and in France (+EUR 15 million or +1.4%) thanks in particular to the 2004 startup of new incinerators at Le Havre, Villers Saint Paul and on the Isle of Man. Waste Services in Germany (-EUR 15 million) began benefiting from the startup of three new treatment facilities during the second quarter, even though it suffered from the full impact of renegotiations of waste collection and selective sorting contracts during the past 18 months.

•	During the 2nd quarter, Degrémont reported non-recurring growth, in particular the result of new contracts (Mexico, Jordan), which increased organic growth for the six-month period to EUR 50 million or 13.5%.

•	International activities recorded positive organic growth (+EUR 78 million, or +9.1%) following the tariff renegotiation in Chile[6] (+12.9%), the prices and volumes rise of the landfill storage in Australia (+6.8%) and new contracts signed in the Water sector in China (+25.1%).

6.	Since October 1, 2004, Aguas Andinas is consolidated at 60% by the proportional method.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The majority of Group revenues (89%) were generated in Europe and North America, with 79% from the European continent alone.

The revenue breakdown by geographic zone is as follows:

(in EUR millions)	June 30, 2005	% contribution	June 30, 2004	% contribution	Change 2005/2004
France	4,738.4	23.4%	4,218.2	22.5%	12.3%
Belgium(	5,596.3	27.7%	5,758.0	30.7%	-2.8%
Subtotal, France-Belgium	10,334.7	51.1%	9,976.2	53.2%	3.6%
Other European Union	5,032.6	24.9%	4,210.0	22.5%	19.5%
Other European countries	667.4	3.3%	767.1	4.1%	-13.0%
Subtotal Europe	16,034.8	79.3%	14,953.2	79.8%	7.2%
North America	1,876.5	9.3%	1,698.1	9.1%	10.5%
Subtotal Europe and North America	17,911.3	88.6%	16,651.3	88.9%	7.6%
South America	999.8	4.9%	886.0	4.7%	12.8%
Asia, Middle East and Oceania	1,017.3	5.0%	926.7	4.9%	9.8%
Africa	298.3	1.5%	273.0	1.5%	9.3%

TOTAL	20,226.7	100.0%	18,737.1	100.0%	8.0%

In 2004, wholesale sales were exclusively recorded within the Belgium zone and totaled EUR 533 million. In 2005, this activity amounted to EUR 676 million and was split between France (EUR 139 million), Belgium (EUR 203 million) and Other European countries (EUR 334 million). Excluding wholesale sales, growth in these areas was respectively 9%, 3.2% and 11.6%.

BREAKDOWN OF ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis was as follows.

(in EUR millions)	June 30, 2005 IFRS	June 30, 2004 IFRS	Organic growth
Revenues	20,226.7	18,737.1
Changes in Group structure(1)	(212.6)	(151.5)
Exchange rate fluctuations		(30.9)
Natural gas price variations		319.7

Comparable	20,014.1	18,874.5	6.0%

(1)	Respectively, 2005 revenues from companies consolidated for the first time, and 2004 revenues from deconsolidated companies.

JUNE 2004 REPORTED REVENUES RESTATED UNDER THE IFRS FORMAT

(in EUR millions)	June 30, 2004 reported -IFRS	Netting of trading sales(a)	Collections for 3rd parties(b)	Other adjustments	June 30, 2004 IFRS
SUEZ Energy Europe	6,983.2	(476.2)		(16.3)	6,490.7
SUEZ Energy International	2,602.2	(136.1)		(59.5)	2,406.6
SUEZ Energy Services	4,751.6			(0.6)	4,751.0
SUEZ Environment	5,583.8	(5.6)	(487.2)	(2.3)	5,088.8

TOTAL GROUP	19,920.8	(617.9)	(487.2)	(78.7)	18,737.1

(a) Netting of trading sales: in financial statements prepared under French accounting standards, the contribution of trading activities of an operational nature tied to assets and to the optimizing of production facilities, the fuel contract portfolio or energy sales is presented as a total amount in “Revenues” and in “Purchases and changes in inventory.” Pursuant to IAS 18 “Income from ordinary activities,” the results produced in connection with certain of these operations are reported as net amounts in “Revenues” when the sales contracts in question can be settled through offsetting purchases or when the sales contracts are part of swap strategies.

(b) Collections for third parties: proceeds received on behalf of third-parties in the Environment sector, presented under “Revenues” and under a separate entry for “Operating expenses” are, according to the same principle, now presented as a net amount.

These adjustments have no significant impact on Group margins.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of ¤40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Financial analysts’ contacts:

Catherine Guillon:	+331 4006 6715	Arnaud Erbin:	+331 4006 6489
Caroline Lambrinidis:	+331 4006 6654	Bertrand Haas:	+331 4006 6609
Antoine Lenoir:	+331 4006 6650	Eléonore de Larboust:	+331 4006 1753

Belgium

Guy Dellicour:    00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary